Zhong Yang Financial Group Limited

118 Connaught Road West

Room 1101

Hong Kong

December 10, 2021

Via Edgar

Mr. David Gessert

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Re: Zhong Yang Financial Group Limited Amendment No. 2 to Registration Statement on Form F-1 Filed November 24, 2021 File No. 333-259441

Dear Mr. Gessert,

This letter is in response to the letter dated December 8, 2021, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Zhong Yang Financial Group Limited (the “Company”, “we”, and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended registration statement on Form F-1 (the “Amendment”) is being submitted to accompany this letter.

Amendment No. 2 to Registration Statement on Form F-1

Cover Page

Refer to your response to comment 1. Please place your statement that your operating subsidiaries based in Hong Kong have “PRC individuals or companies that have shareholders or directors that are PRC individuals as clients” in context by describing how these PRC individuals and entities and their operations and activities in China give rise to the risks identified here.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have added the disclosure on the cover page that we are currently not subject to the Chinese government’s direct influence or discretion over the manner in which we conduct our business activities outside of the PRC, even though our clients may be PRC-based. In addition, and we do not expect to be materially affected by recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, including, but not limited to the cybersecurity review and regulatory review of overseas listing of our Ordinary Shares through an offshore holding company. However, due to long arm provisions under the current PRC laws and regulations, there remains regulatory uncertainty with respect to the implementation and interpretation of laws in China.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel William S. Rosenstadt, Esq. or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or jye@orllp.legal.

Very truly yours,

/s/ Ka Fai Yuen
Name:	Ka Fai Yuen
Title:	Chief Executive Officer and Director